Exhibit 99.5
UNITED UTILITIES PLC
DIRECTORS’ AND PDMR INTERESTS IN SHARES
United Utilities PLC (“the Company”) announces that it received notification on 21 March 2007 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors and persons discharging managerial responsibility on 19 March 2007, to be held in accordance with the rules of the Company’s Inland Revenue approved share incentive plan. The shares were purchased at a price of 728.5 pence per share.

Director	No. of Shares
purchased
PHILIP GREEN	22
CHARLES CORNISH	22
TIM RAYNER	21
LINDA BOOTH	21
GAYNOR KENYON	22
TIM WELLER	20

Further information can be obtained from Paul Davies, Assistant Company Secretary + 44 1 925 237051.
United Utilities’ ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.